April 26, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance, Office of Life Sciences
Ms. Abby Adams

Re:	Chemomab Therapeutics Ltd. Registration Statement on Form S-3 File No. 333- 255249

VIA EDGAR

Dear Ms. Adams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chemomab Therapeutics Ltd. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-255249) of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on April 28, 2021, or as soon thereafter as may be practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so confirm that event with our outside counsel, Mr. David S. Glatt of Meitar | Law Offices, by email at dglatt@meitar.com. The Company hereby authorizes Mr. Glatt to orally modify or withdraw this request for acceleration.

Sincerely,

/s/ Adi Mor
Adi Mor
Chief Executive Officer

cc:	David S. Glatt, Adv., Meitar | Law Offices